As filed with the United States Securities and Exchange Commission on May 7, 2007
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LEVITT CORPORATION
(Exact name of registrant as specified in its charter)

Florida	11-3675068
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2200 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 958-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan B. Levan
Levitt Corporation
2200 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 958-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alison W. Miller
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to	Aggregate Offering	Aggregate	Amount of
To Be Registered	Be Registered	Price per Share	Offering Price	Registration Fee
Rights to purchase Class A Common Stock ($0.01 par value)				$0(1)
Class A Common Stock ($0.01 par value)			$200,000,000(2)	$6,140

(1)	The rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable.

(2)	Represents the gross proceeds from the assumed exercise of all non-transferable rights issued.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)
DATED          , 2007

Levitt Corporation

Up to           Shares of Class A Common Stock
Issuable Upon the Exercise of Subscription Rights

We are distributing, at no cost, non-transferable subscription rights to purchase up to an aggregate of           shares of our Class A Common Stock in this rights offering to persons who owned shares of our Class A Common Stock and Class B Common Stock on          , 2007.

You will receive           of a subscription right for each share of our Class A Common Stock or Class B Common Stock that you owned on          , 2007. You will not receive any fractional rights, as the number of subscription rights you receive will be rounded up to the next largest whole number. Each whole subscription right entitles you to purchase one share of Class A Common Stock at the purchase price of $      per share.

The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., Eastern Standard Time, on          , 2007. We may extend the period for exercising rights in our sole discretion. If you want to participate in the rights offering, we recommend that you submit your subscription documents to the subscription agent,          , before that deadline or to your broker or bank at least 10 days before that deadline. Please see page           for further instructions on submitting subscriptions. All subscriptions will be held in escrow by the subscription agent through the expiration date of the rights offering. We reserve the right to cancel the rights offering at any time.

There is no minimum number of shares that we must sell in order to complete the rights offering. If you exercise your rights in full, you may also exercise an over-subscription right to purchase additional shares of Class A Common Stock that remain unsubscribed for at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this over-subscription right. Shareholders who do not participate in the rights offering will continue to own the same number of shares, but will own a smaller percentage of the total shares outstanding to the extent that other shareholders participate in the rights offering. Rights that are not exercised by the expiration date will expire and have no value.

The subscription rights may not be sold or transferred, except that subscription rights will be transferable to affiliates of the recipient and by operation of law.

Shares of the our Class A Common Stock are traded on the New York Stock Exchange under the symbol “LEV.” The last sale price of our Class A Common Stock on          , 2007 was $     . The shares of Class A Common Stock issued in the rights offering will also be listed on the New York Stock Exchange.

Investing in the securities offered by this prospectus involves risks. You should read this prospectus carefully before you invest. You should carefully consider the “Risk Factors” section beginning on page 6 before exercising your subscription rights.

	Subscription	Proceeds, Before
	Exercise Price	Expenses, to Us

Per Share	$	$
Total	$	$(1)

(1)	Assumes all subscriptions rights will be exercised in the rights offering.

The securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2007.

i

PROSPECTUS SUMMARY

This section answers in summary form some questions you may have about Levitt Corporation and this rights offering. The information in this section is a summary and therefore does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should read the entire prospectus carefully, including the “Risk Factors” section and the documents listed under “Where You Can Find More Information.”

Except where otherwise indicated, when we refer to “Levitt Corporation,” the “Company,” “we,” or “our” in this prospectus, we are referring to Levitt Corporation, a Florida corporation, and all of its consolidated subsidiaries. When we refer to “Levitt and Sons” in this prospectus, we are referring to our wholly-owned subsidiary Levitt and Sons, LLC and its subsidiaries. When we refer to “Core Communities,” we are referring to our wholly-owned subsidiary Core Communities, LLC and its subsidiaries. When we refer to “Bluegreen,” we are referring to Bluegreen Corporation and its subsidiaries.

Questions and Answers about Us

What is Levitt Corporation?

We are a New York Stock Exchange-listed company (NYSE: LEV) engaged in homebuilding and real estate development with activities throughout the Southeastern United States. We were organized in December 1982 under the laws of the State of Florida. Until December 31, 2003, we were a wholly owned subsidiary of BankAtlantic Bancorp, Inc. (NYSE: BBX).

Our principal real estate activities, the development of single-family homes and master-planned communities, are conducted through our Homebuilding and Land Divisions. Our Homebuilding Division operates through our homebuilding subsidiary, Levitt and Sons, and our Land Division operates through our master-planned community development subsidiary, Core Communities. In addition, we also own approximately 31% of the outstanding common stock of Bluegreen, a New York Stock Exchange listed corporation which acquires, develops, markets and sells ownership interests primarily in “drive-to” vacation destinations as well as residential home sites in some cases on properties featuring golf courses or other amenities.

Levitt and Sons is primarily a real estate developer of single and multi-family home and townhome communities specializing in both active adult and family communities in Florida, Georgia, South Carolina and Tennessee. Levitt and Sons and its predecessors have built more than 200,000 homes since 1929. Levitt and Sons has strong brand awareness as America’s oldest homebuilder and is identified nationally with the Levittown communities in New York, New Jersey and Pennsylvania. We acquired Levitt and Sons in 1999.

Core Communities develops master-planned communities and is currently developing Traditiontm, Florida, which is located in Port St. Lucie, Florida and Tradition, South Carolina, which is located in Hardeeville, South Carolina. Core Communities’ original community is St. Lucie West. Substantially completed in 2006, it is a 4,600 acre community located in Port St. Lucie, Florida consisting of approximately 6,000 built and occupied homes, numerous businesses, a university campus and the New York Mets’ spring training facility. Core Communities’ second master-planned community, Tradition, Florida, also located in Port St. Lucie, Florida, encompasses more than 8,200 total acres, including approximately five miles of frontage on Interstate 95, and will have approximately 18,000 residential units and 8.5 million square feet of commercial space. Core Communities’ Tradition, South Carolina development consists of approximately 5,400 acres and is currently entitled for up to 9,500 residential units, with 1.5 million square feet of commercial space, in addition to recreational areas, educational facilities and emergency services. Land sales commenced in Tradition, South Carolina in the fourth quarter 2006. We acquired Core Communities in 1997.

The homebuilding industry in general has recently experienced and continues to experience significant weakness. Adverse economic and other business conditions have had, and are expected to continue to have, a negative impact on the homebuilding industry in general and the Company in particular. We experienced sequential declines in sale orders and sequential increases in cancellations of sale contracts in each quarter of 2006, and there is an increased level of inventory throughout the marketplace of new and used homes for sale.

As a result of these factors, we have recently experienced, and expect to continue to experience, reduced margins and negative cash flow.

In an attempt to address many of the issues facing our Company, on January 30, 2007, we entered into a merger agreement with BFC, pursuant to which we would become a wholly-owned subsidiary of BFC. BFC and the Company expect to hold shareholders’ meetings to vote on the merger agreement and the transactions contemplated thereby. In the event that our or BFC’s shareholders do not approve the merger or the merger is not consummated for any reason, we expect to proceed with this rights offering in an effort to address our future cash needs.

Our Class A Common Stock trades on the New York Stock Exchange under the symbol “LEV.” Our principal executive offices are located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Our telephone number is (954) 958-1800.

Questions and Answers about the Rights Offering

What is a rights offering?

A rights offering is an opportunity for you to purchase additional shares of Class A Common Stock at a fixed price and in an amount at least proportional to your existing interest, which enables you to maintain, and possibly increase, your current percentage ownership interest in us.

Why are we engaging in a rights offering, and how will we use the proceeds from the rights offering?

We are making this rights offering with the intention of raising up to approximately $200 million. We intend to use the net proceeds of the offering for general corporate purposes and for working capital. We want to give you the opportunity to participate in our equity fund-raising so that you will have the ability to maintain your proportional ownership interest in us.

What is the basic subscription right?

Each whole basic subscription entitles you to purchase one share of our Class A Common Stock at a subscription price of $      per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. We will not distribute any fractional subscription rights, but instead we will round up the aggregate number of rights you receive to the next whole number.

What is the over-subscription right?

All of our shareholders may not exercise their basic subscription rights. The over-subscription right provides shareholders that exercise all of their basic subscription rights the opportunity to purchase the shares that are not purchased by other shareholders. If you fully exercise your basic subscription right, you will be entitled to subscribe for additional shares of our Class A Common Stock unclaimed by other holders of rights in this rights offering at the same subscription price per share. If insufficient shares are available to fully satisfy all over-subscription right requests, the available shares will be distributed proportionately among rights holders who exercise their over-subscription right based on the number of shares each rights holder subscribed for under the basic subscription right. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

Who may participate in this offering?

Holders of record of our Class A Common Stock and Class B Common Stock as of          , 2007 are entitled to participate in this rights offering.

Am I required to subscribe in this rights offering?

No. However, any shareholder who chooses not to exercise its subscription rights will experience dilution to its equity interest in the Company to the extent that other shareholders exercise their subscription rights.

How long will the rights offering last?

You will be able to exercise your subscription rights only during a limited period. To exercise a subscription right, you must do so by 5:00 p.m., Eastern Standard Time, on          , 2007, unless we extend the rights offering. Accordingly, if a rights holder desires to exercise its subscription rights, the subscription agent must actually receive all required documents and payments for that rights holder before the expiration date and time. We may extend the expiration time for any reason.

May the board of directors cancel the rights offering?

Yes. The board of directors may decide to cancel the rights offering at any time for any reason. If this rights offering is not completed, the subscription agent will return promptly, without interest or deduction, all subscription payments.

If the rights offering is terminated, will my subscription payment be refunded to me?

Yes. If we terminate the rights offering, all subscription payments will be returned as soon as practicable following the termination. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering. If we terminate the rights offering, we will not be obligated to issue shares to rights holders who have exercised their rights prior to termination.

May I transfer, sell or give away my subscription rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your rights. However, your subscription rights may be transferred to your affiliates or by operation of law, for example, upon death. See “The Rights Offering — Non-Transferability of Subscription Rights.”

How many shares may I purchase?

You will receive           of a subscription right for each share of Class A Common Stock or Class B Common Stock that you owned as a holder of record on          , 2007. We will not distribute fractional subscription rights, but will round the number of subscription rights you are to receive up to the next largest whole number. Each whole subscription right entitles you to purchase one share of Class A Common Stock for $     . If you fully exercise your basic subscription right, the over-subscription right will entitle you to subscribe for additional shares of our Class A Common Stock unclaimed by other holders of rights in this offering at the same subscription price per share. If insufficient shares are available to fully satisfy all over-subscription right requests, the available shares will be distributed proportionately among rights holders who exercise their over-subscription rights based on the number of shares each rights holder subscribed for under the basic subscription right pursuant to the allocation procedures described below in “The Rights Offering — The Subscription Rights — Over-Subscription Rights.”

How do I exercise my subscription rights?

You may exercise your subscription rights by properly completing and signing your rights certificate and delivering it, with full payment of the subscription price for the shares for which you are subscribing, including shares subscribed for pursuant to any over-subscription right, to the subscription agent on or prior to the expiration date. If you send the rights certificate and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering - Guaranteed Delivery Procedures.”

Are there risks associated with exercising my subscription rights?

The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our Class A Common Stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page          .

After I exercise my subscription rights, may I change my mind and cancel my purchase?

No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable and even if the market price of our Class A Common Stock is below the $      per share purchase price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our Class A Common Stock at a price of $      per share.

What happens if I choose not to exercise my subscription rights?

You will retain your current number of shares of Class A Common Stock and Class B Common Stock even if you do not exercise your subscription rights. However, if other shareholders exercise their subscription rights and you do not, the percentage of Levitt Corporation that you own will diminish, and your voting and other rights will be diluted. Your rights will expire and have no value if they are not exercised by the expiration date.

Will I be charged any fees if I exercise my rights?

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

If I exercise my rights, when will I receive the shares for which I have subscribed?

We will issue the shares of Class A Common Stock for which subscriptions have been properly received as soon as practicable after the expiration date of this rights offering, whether or not you exercise your subscription rights immediately prior to that date or on an earlier date.

Have any shareholders indicated they will exercise their rights?

BFC Financial Corporation, which beneficially owns approximately     % our Class A Common Stock and 100% of our Class B Common Stock, has indicated its intention to exercise all of its rights but has made no formal binding commitment to do so. If BFC exercises its subscription rights and no other shareholders do so, BFC will beneficially own     % of our Class A Common Stock (before giving effect to any over-subscription rights which it may exercise).

What if my shares are not held in my name?

If you hold your shares of our Class A Common Stock or Class B Common Stock in the name of a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of Class A Common Stock you wish to purchase. Therefore, you will need to have your record holder act for you.

If you wish to participate in this rights offering and purchase shares of Class A Common Stock, please promptly contact the record holder of your shares. We will ask your broker, dealer or other nominee to notify you of this rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

How many shares of Class A Common Stock are currently outstanding, and how many shares will be outstanding after the rights offering?

As of          , 2007, we had outstanding a total of           shares of Class A Common Stock. These numbers exclude shares issuable pursuant to stock options and shares that may be issued pursuant to our Amended and Restated 2003 Stock Incentive Plan. The number of shares of Class A Common Stock that will be outstanding after the rights offering will depend on the number of shares that are purchased in the rights offering. If we sell all of the shares being offered, then we will issue approximately           shares of Class A Common Stock. In that case, we will have approximately          shares of Class A Common Stock outstanding after the rights offering. This would represent an increase of approximately     % in the number of outstanding shares of Class A Common Stock. However, we do not expect that all of the subscription rights will be exercised.

How did the Company arrive at the $      per share subscription price?

Our board of directors determined that the subscription price should be designed to provide an incentive to our current shareholders to exercise their rights. Other factors considered in setting the subscription price included the amount of proceeds desired, our need for equity capital, the historic and current book value and market price of our Class A Common Stock, the historic volatility of the market price of our Class A Common Stock, our recent and anticipated operating results, general conditions in the securities and real estate markets, alternatives available to us for raising equity capital, the pricing of similar transactions and the liquidity of our Class A Common Stock. The subscription price does not necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of the value of Levitt Corporation or our Class A Common Stock.

How much money will the Company receive from the rights offering?

If we sell all the shares being offered, we will receive gross proceeds of approximately $200 million. We are offering shares in the rights offering with no minimum purchase requirement. As a result, there is no assurance we will be able to sell all or any of the shares being offered, and it is not likely that all of our shareholders will participate in the rights offering.

What are the United States federal income tax consequences to me of exercising my subscription rights?

The receipt and exercise of your subscription rights are intended to be nontaxable events. You should seek specific tax advice from your personal tax advisor. See “Federal Income Tax Considerations — Taxation of Shareholders.”

Has the board of directors made a recommendation as to whether I should exercise my rights?

No. Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our Class A Common Stock, or simply take no action with respect to your rights, based upon your own assessment of your best interests.

What if I have other questions?

If you have other questions about the rights offering, please contact our information agent,          , by telephone at (          )          .

RISK FACTORS

You should carefully consider the following risks before purchasing any of the securities offered hereby. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. You should also refer to the other information included or incorporated by reference in this prospectus.

Risks Relating to Our Business and the Real Estate Business Generally

We engage in real estate activities which are speculative and involve a high degree of risk.

The real estate industry is highly cyclical by nature, the current market is experiencing a significant decline and future market conditions are uncertain. Factors which adversely affect the real estate and homebuilding industries, many of which are beyond our control, include:

•	overbuilding or decreases in demand;

•	inventory over-supply;

•	buyers’ contract cancellations;

•	the availability and cost of financing;

•	unfavorable interest rates and increases in inflation;

•	construction defects and warranty claims arising in the ordinary course of business or otherwise, including mold related property damage and bodily injury claims and homeowner and homeowners’ association lawsuits;

•	changes in national, regional and local economic conditions;

•	cost overruns, inclement weather, and labor and material shortages;

•	the impact of present or future environmental legislation, zoning laws and other regulations;

•	availability, delays and costs associated with obtaining permits, approvals or licenses necessary to develop property; and

•	increase in real estate taxes, insurance and other local government fees.

We have experienced a decline in our homebuilding operations over the past year which has adversely affected our sales volume and pricing.

In 2006, the homebuilding industry in our markets experienced a significant decline in demand for new homes. The trends in the homebuilding industry continue to be unfavorable. Demand has slowed as evidenced by fewer new orders and lower conversion rates in the markets in which we operate. These conditions have been particularly difficult in Florida, which is the market in which we have the greatest presence. We are experiencing higher cancellation rates on pending contracts as new homeowners make a determination to forfeit a deposit rather than to close on the purchase of the home. The combination of the lower demand and higher inventories affects both the number of homes we can sell and the prices at which we can sell them. We cannot predict how long demand and other factors in the homebuilding market will remain unfavorable, how active the market will be during the coming periods and if sales volume and pricing will return to past levels or levels that will enable us to operate more profitably.

Our industry is highly competitive.

The homebuilding industry is highly competitive. We compete in each of our markets with numerous national, regional and local homebuilders. This competition with other homebuilders can have the effect of reducing the number of homes we deliver or can cause us to accept reduced margins in order to maintain sales volume.

We also compete with the resale of existing homes, including foreclosed home sales by lenders, sales by housing speculators and available rental housing. As demand for homes has slowed, the number of completed unsold homes has increased as well as the supply of existing homes. Competition with existing inventory, including homes purchased for speculation, has resulted in increased pressure on the prices at which we are able to sell homes, as well as upon the number of homes we can sell.

Continued decline in land values could result in further impairment write-offs.

Some of the land we currently own was purchased at prices that reflected the historic high demand cycle in the homebuilding industry. The recent slowdown in the homebuilding industry in our markets resulted in $36.8 million of homebuilding inventory impairments for the year ended December 31, 2006. If market conditions continue to deteriorate, the fair value of some of these assets or additional assets may decrease and be subject to future impairment write-offs and adversely affect our financial condition and operating results. Further, impairment write-offs could also result in the acceleration of debt which is secured by impaired assets. In an attempt to be competitive, we are aggressively offering sales incentives which will negatively impact our margins and may negatively impact sales contracts in our backlog, but there is no assurance that we will be successful.

Because real estate investments are illiquid, a decline in the real estate market or in the economy in general could adversely impact our business and our cash flow.

Real estate investments are generally illiquid. Companies that invest in real estate have a limited ability to vary their portfolio of real estate investments in response to changes in economic and other conditions. In addition, the market value of any or all of our properties or investments may decrease in the future. Moreover, we may not be able to timely dispose of an investment when we find dispositions advantageous or necessary, or complete the disposition of properties under contract to be sold, and any such dispositions may not provide proceeds in excess of the amount of our investment in the property or even in excess of the amount of any indebtedness secured by the property. As part of our strategy for future growth, we significantly increased our land inventory during 2006, with our inventory of real estate increasing from $611.3 million at December 31, 2005 to $822.0 million at December 31, 2006. This substantial increase in our land holdings and concentration in Florida subjects us to a greater risk from declines in real estate values in our markets. Further, these newly acquired properties were purchased at a time when competition for land was very high, and accordingly these properties may be more susceptible to impairment write downs in the current real estate environment. Declines in real estate values or in the economy generally could have a material adverse impact on our financial condition and results of operations.

Our ability to sell lots and homes, and, accordingly, our operating results, will be affected by the availability of financing to potential purchasers.

Most purchasers of real estate finance their acquisitions through third-party mortgage financing. Residential real estate demand is generally adversely affected by:

•	increases in interest rates;

•	decreases in the availability of mortgage financing;

•	increasing housing costs;

•	unemployment; and

•	changes in federally sponsored financing programs.

Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs or the unavailability of financing to potential homebuyers. Even if potential customers do not need financing, increases in interest rates and decreased mortgage availability could make it harder for them to sell their homes. Recently, increases in rates on certain adjustable rate mortgage products and a trend of increasing defaults by borrowers generally, including under subprime, certain interest only and negative amortization mortgage loans could lead to decreased availability of mortgage financing. If demand for housing declines, land may remain in our inventory longer and our corresponding borrowing costs would increase. This would adversely affect our operating results and financial condition. Further, we may be required to make payments whether or not we have sales.

Shortages of supplies and labor could increase costs and delay deliveries, which may adversely affect our operating results.

Our ability to develop our projects may be affected by circumstances beyond our control, including:

•	shortages or increases in prices of construction materials;

•	natural disasters in the areas in which we operate;

•	work stoppages, labor disputes and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

•	lack of availability of adequate utility infrastructure and services; and

•	our need to rely on local subcontractors who may not be adequately capitalized or insured.

Any of these circumstances could give rise to delays in the start or completion of, or increase the cost of, developing one or more of our projects or individual homes. We compete with other real estate developers, both regionally and nationally, for labor as well as raw materials, and the competition for materials has recently become global. Increased costs or shortages of lumber, drywall, steel, concrete, roofing materials, pipe and asphalt could cause increases in construction costs and construction delays.

Historically, we have sought to manage our costs, in part, by entering into short-term, fixed-price materials contracts with selected subcontractors and material suppliers. We may be unable to achieve cost containment in the future by using fixed-price contracts. Without corresponding increases in the sales prices of our real estate inventories (both land and finished homes), increasing materials costs associated with land development and home building could negatively affect our margins. We may not be able to recover these increased costs by raising our home prices because, typically, the price for each home is set in a home sale contract with the customer months prior to delivery. If we are unable to increase our prices for new homes to offset these increased costs, our operating results could be adversely affected.

Natural disasters could have an adverse effect on our real estate operations.

We currently develop and sell a significant portion of our properties in Florida. The Florida markets in which we operate are subject to the risks of natural disasters such as hurricanes and tropical storms. These natural disasters could have a material adverse effect on our business by causing the incurrence of uninsured losses, increased homebuyer insurance rates, delays in construction, and shortages and increased costs of labor and building materials. In 2005 three named storms made landfall in the State of Florida causing little damage to our communities. In addition, during the 2004 hurricane season, five named storms made landfall in the State causing property damage in several of our communities; however, our losses were primarily related to landscaping and claims based on water intrusion associated with the hurricanes, and we have attempted to address those issues. In May 2005, a purported class action was brought on behalf of owners of homes in a particular Central Florida Levitt and Sons’ subdivision alleging construction defects and damage suffered during certain of the hurricanes in 2004.

In addition to property damage, hurricanes may cause disruptions to our business operations. New homebuyers cannot obtain insurance until after named storms have passed, creating delays in new home deliveries. Approaching storms require that sales, development and construction operations be suspended in favor of storm preparation activities such as securing construction materials and equipment. After a storm has passed, construction-related resources such as sub-contracted labor and building materials are likely to be redeployed to hurricane recovery efforts around the state. Governmental permitting and inspection activities may similarly be focused primarily on returning displaced residents to homes damaged by the storms, rather than on new construction activity. Depending on the severity of the damage caused by the storms, disruptions such as these could last for several months.

Our ability to successfully develop communities could affect our financial condition.

It may take several years for a community development to achieve positive cash flow. Before a community development generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. If we are unable to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on our ability to meet our working capital requirements.

A portion of our revenues from land sales in our master planned communities are recognized for accounting purposes under the percentage of completion method, therefore if our actual results differ from our assumptions our profitability may be reduced.

Under the percentage of completion method for recognizing revenue, we record revenue as work on the project progresses. This method relies on estimates of total expected project costs. Revenue and cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenue in the period when such estimates are revised. Variation of actual results and our estimates in these large master planned communities could be material.

Product liability litigation and claims that arise in the ordinary course of business may be costly which could adversely affect our business.

Our homebuilding and commercial development business is subject to construction defect and product liability claims arising in the ordinary course of business. These claims are common in the homebuilding and commercial real estate industries and can be costly. We have, and many of our subcontractors have, general liability, property, errors and omissions, workers compensation and other business insurance. However, these insurance policies only protect us against a portion of our risk of loss from claims. In addition, because of the uncertainties inherent in these matters, we cannot provide reasonable assurance that our insurance coverage or our subcontractor arrangements will be adequate to address all warranty, construction defect and liability claims in the future. In addition, the costs of insuring against construction defect and product liability claims, if applicable, are high and the amount of coverage offered by insurance companies is also currently limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims, we may experience losses that could negatively impact our operating results. We are currently a defendant in a purported class action lawsuit alleging construction defects and seeking damages. While we are vigorously defending this action, we will be required to incur legal fees and there is no assurance that we will be successful in litigation.

Further, as a community developer, we may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of our communities. Any efforts made by us in resolving these issues or disputes may not satisfy the affected residents and any subsequent action by these residents could negatively impact sales and results of operations. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans.

We are subject to governmental regulations that may limit our operations, increase our expenses or subject us to liability.

We are subject to laws, ordinances and regulations of various federal, state and local governmental entities and agencies concerning, among other things:

•	environmental matters, including the presence of hazardous or toxic substances;

•	wetland preservation;

•	health and safety;

•	zoning, land use and other entitlements;

•	building design; and

•	density levels.

In developing a project and building homes or commercial properties, we may be required to obtain the approval of numerous governmental authorities regulating matters such as:

•	installation of utility services such as gas, electric, water and waste disposal;

•	the dedication of acreage for open space, parks and schools;

•	permitted land uses; and

•	the construction design, methods and materials used.

These laws or regulations could, among other things:

•	establish building moratoriums;

•	limit the number of homes, apartments or commercial properties that may be built;

•	change building codes and construction requirements affecting property under construction;

•	increase the cost of development and construction; and

•	delay development and construction.

We may also at times not be in compliance with all regulatory requirements. If we are not in compliance with regulatory requirements, we may be subject to penalties or we may be forced to incur significant expenses to cure any noncompliance. In addition, some of our land and some of the land that we may acquire have not yet received planning approvals or entitlements necessary for planned or future development. Failure to obtain entitlements necessary for further development of this land on a timely basis or to the extent desired may adversely affect our future results and prospects.

Several governmental authorities have also imposed impact fees as a means of defraying the cost of providing governmental services to developing areas, and many of these fees have increased significantly during recent years.

Building moratoriums and changes in governmental regulations may subject us to delays or increased costs of construction or prohibit development of our properties.

We may be subject to delays or may be precluded from developing in certain communities because of building moratoriums or changes in statutes or rules that could be imposed in the future. The State of Florida and various counties have in the past and may in the future continue to declare moratoriums on the issuance of building permits and impose restrictions in areas where the infrastructure, such as roads, schools, parks, water and sewage treatment facilities and other public facilities, does not reach minimum standards. Additionally, certain counties in Florida, including counties where we are developing projects, have enacted more stringent building codes which have resulted in increased costs of construction. As a consequence, we may incur significant expenses in connection with complying with new regulatory requirements that we may not be able to pass on to buyers.

We are subject to environmental laws and the cost of compliance could adversely affect our business.

As a current or previous owner or operator of real property, we may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial. The presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect our ability to sell or lease the property, to use the property for our intended purpose, or to borrow using the property as collateral.

Increased insurance risk could negatively affect our business.

Insurance and surety companies may take actions that could negatively affect our business, including increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral or covenants on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect our ability to obtain appropriate insurance coverage at reasonable costs which could have a material adverse effect on our business.

We utilize community development districts to fund development costs.

We establish community development districts to access tax-exempt bond financing to fund infrastructure and other projects at our master-planned communities. We are responsible for any assessed amounts until the underlying property is sold. We will continue to be responsible for the annual assessments if the property is never sold.

Risks Relating to Our Company

Our indebtedness and leverage could adversely affect our financial condition, restrict our ability to operate and prevent us from fulfilling our obligations.

We have a significant amount of debt. At December 31, 2006, our consolidated debt was approximately $615.7 million. Our debt could:

•	require us to dedicate a substantial portion of our cash flow from operations to payment of or on our debt and reduce our ability to use our cash flow for other purposes;

•	be accelerated if we do not meet required covenants or the collateral securing the indebtedness decreases in value;

•	make us more vulnerable in the event of a downturn in our business or in general economic conditions.

•	impact our flexibility in planning for, or reacting to, the changes in our business;

•	limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements; and

•	place us at a competitive disadvantage if we have more debt than our competitors.

Our ability to meet our debt service and other obligations, to refinance our indebtedness or to fund planned capital expenditures will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect our ability to meet our debt service obligations, because borrowings under a significant portion of our debt instruments bear interest at floating rates.

Our anticipated minimum debt payment obligations in 2007 total approximately $46.0 million, which does not include repayments of specified amounts upon a sale of portions of the property securing the debt or any amounts that could be accelerated in the event that property serving as collateral becomes impaired. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available under our existing credit facilities or any other financing sources in an amount sufficient to enable us to service our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity, which we may not be able to do on favorable terms or at all.

Our outstanding debt instruments and bank credit facilities impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of assets and cash distributions by us and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the holders of the applicable debt could cause our debt to become due and payable prior to maturity. In addition, some of our debt instruments contain cross-default provisions, which could cause a default in a number of debt instruments if we default on only one debt instrument.

During 2006, we experienced losses, negative cash flow and reduced margins.

Adverse economic and other business conditions have had, and are expected to continue to have, a negative impact on the homebuilding industry in general and the Company in particular. We experienced sequential declines in sale orders and sequential increases in cancellations of sale contracts in each quarter of 2006, and there is an increased level of inventory throughout the marketplace of new and used homes for sale. During 2006, we experienced reduced margins, incurred losses and had negative cash flow. For the fiscal year ended December 31, 2006, we incurred a net loss of $9.2 million and had negative cash flow of $65.2 million. There is no assurance as to when these conditions or the Company’s earnings, cash flow and margins may improve, if at all.

Our current land development plans may require additional capital, which may not be available.

We anticipate that we will need to obtain additional financing as we fund our current land development projects. These funds may be obtained through public or private debt or equity financings, additional bank borrowings or from strategic alliances. We may not be successful in obtaining additional funds in a timely manner, on favorable terms or at all. Moreover, certain of our bank financing agreements contain provisions that limit the type and amount of debt we may incur in the future without our lenders’ consent. In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced, and lenders may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. If we do not have access to additional capital, we may be required to delay, scale back or abandon some or all of our land development activities or reduce capital expenditures and the size of our operations.

Our results may vary.

We historically have experienced, and expect to continue to experience, variability in operating results on a quarterly basis and from year to year. Factors expected to contribute to this variability include:

•	the cyclical nature of the real estate and construction industries;

•	prevailing interest rates and the availability of mortgage financing;

•	the uncertain timing of closings;

•	weather and the cost and availability of materials and labor;

•	competitive variables; and

•	the timing of receipt of regulatory and other governmental approvals for construction of projects.

The volume of sales contracts and closings typically varies from quarter to quarter depending on the stages of development of our projects. In the early stages of a project’s development (two to three years depending on the project), we incur significant start-up costs associated with, among other things, project design, land acquisition and development, construction and marketing expenses. Since revenues from sales of properties are generally recognized only upon the transfer of title at the closing of a sale, no revenue is recognized during the early stages of a project unless land parcels or residential homesites are sold to other developers. Our costs and expenses were approximately $607.8 million, $500.6 million and $484.9 million during the years ended December 31, 2006, 2005 and 2004, respectively. Periodic sales of properties may be insufficient to fund operating expenses and the current trends we are experiencing with respect to new sales and cancellations in our homebuilding operations makes it likely that our level of sales over the next

12 months will be significantly below past levels. Further, if sales and other revenues are not adequate to cover costs and expenses, we will be required to seek a source of additional operating funds. Accordingly, our financial results will vary from community to community and from time to time.

We may not successfully integrate acquired businesses into ours.

As part of our business strategy, we have in the past and expect to continue to evaluate acquisition prospects that would complement our existing business, or that might otherwise offer growth opportunities. Acquisitions entail numerous risks, including:

•	difficulties in assimilating acquired management and operations;

•	risks associated with achieving profitability;

•	the incurrence of significant due diligence expenses relating to acquisitions that are not completed;

•	unforeseen expenses;

•	integrating information technologies;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	the potential loss of key employees of acquired organizations; and

•	risks associated with transferred assets and liabilities.

We may not be able to acquire or profitably manage additional businesses, or to integrate successfully any acquired businesses, properties or personnel into our business, without substantial costs, delays or other operational or financial difficulties. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully realize the anticipated benefits of an acquisition, we may be required to incur an impairment charge with respect to any goodwill recognized in the acquisition. For the year ended December 31, 2006, $1.3 million of goodwill recorded in connection with the Bowden acquisition consummated in 2004 was fully written off. In addition, we may incur debt or contingent liabilities in connection with future acquisitions, which could materially adversely affect our operating results.

Our controlling shareholders have the voting power to control the outcome of any shareholder vote, except in limited circumstances.

As of December 31, 2006, BFC Financial Corporation owned 1,219,031 shares of our Class B Common Stock, which represented all of our issued and outstanding Class B Common Stock, and 2,074,240 shares, or approximately 11% of our issued and outstanding Class A Common Stock. In the aggregate these shares represent approximately 53% of our total voting power and approximately 17% of our total equity. Since the Class A Common Stock and Class B Common Stock vote as a single group on most matters, BFC Financial Corporation is in a position to control our company and elect a majority of our Board of Directors. Additionally, Alan B. Levan, our Chairman and Chief Executive Officer, and John E. Abdo, our Vice Chairman, beneficially own approximately 35.1% and 17.6% of the shares of BFC Financial Corporation, respectively. As a consequence, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote of Levitt Corporation, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. BFC Financial Corporation’s interests may conflict with the interests of our other shareholders. On January 31, 2007, we announced that we had entered into a definitive merger agreement whereby we may become a wholly-owned subsidiary of BFC.

Risks Associated with our Ownership Stake in Bluegreen Corporation

We own a significant, illiquid investment in Bluegreen, from which we do not expect to receive any cash flow.

We own approximately 31% of the outstanding common stock of Bluegreen, a publicly-traded corporation whose common stock is listed on the New York Stock Exchange under the symbol “BXG”. Although traded on the New York Stock Exchange, our shares may be deemed restricted stock, which would limit our ability to liquidate our investment if we chose to do so. While we have made a significant investment in Bluegreen, we do not expect to receive any dividends from the company for the foreseeable future.

Our results of operations would be adversely affected by decreased earnings or losses at Bluegreen.

For the year ended December 31, 2006, our earnings from our investment in Bluegreen were $9.7 million, decreasing from $12.7 million in 2005, and from $13.1 million in 2004. At December 31, 2006, the book value of our investment in Bluegreen was $107.1 million. Accordingly, a significant portion of our earnings and book value are dependent upon Bluegreen’s ability to continue to generate earnings and maintain its market value. Further, declines in the market value of Bluegreen’s shares or other events that could impair the value of our holdings would have an adverse impact on the value of our investment. We annually review the investment in Bluegreen for impairment. We refer you to the public reports filed by Bluegreen with the Securities and Exchange Commission for information regarding Bluegreen.

Risks Associated with Our Class A Common Stock

BFC Financial Corporation can reduce its economic interest in us and still maintain voting control.

The Class A Common Stock and Class B Common Stock generally vote together as a single class, with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all of our common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. Our Class B Common Stock currently represents approximately 8% of our common equity and 47% of the voting power. As a result, the voting power of the Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. Further, our Amended and Restated Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC Financial Corporation and its affiliates own less than 600,000 shares of Class B Common Stock, which is approximately 50% of the number of shares that BFC Financial Corporation now owns, even if additional shares of Class A Common Stock are issued. Therefore, BFC Financial Corporation may sell up to approximately 50% of its shares of Class B Common Stock (after converting those shares to Class A Common Stock), and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC Financial Corporation were to take this action, it would widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. Any conversion of shares of Class B Common Stock into shares of Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of the Class A Common Stock.

Provisions in our charter documents may make it difficult for a third party to acquire us and could depress the price of our Class A Common Stock.

Our Amended and Restated Articles of Incorporation and bylaws contain provisions that could delay, defer or prevent a change of control of the Company or our management. These provisions could make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the shares of our Class A Common Stock. These provisions include:

•	the provisions in our Amended and Restated Articles of Incorporation regarding the voting rights of our Class B Common Stock;

•	the authority of the board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

The price of our Class A Common Stock may be particularly volatile because of the industry we are in.

The market prices of securities of homebuilding companies have been volatile and have experienced fluctuations that have often been unrelated, or disproportionate, to the operating performance of such companies. These broad market fluctuations could adversely affect the price of our Class A Common Stock.

Risks Related to the Rights Offering

The market price of our Class A Common Stock may decline.

We cannot assure you that the public trading market price of our Class A Common Stock will not either increase or decline before the subscription rights expire. If you exercise your subscription rights and the market price of the Class A Common Stock goes below $     , then you will have committed to buy shares of Class A Common Stock in the rights offering at a price that is higher than the price at which our shares could be purchased in the market. Moreover, we cannot assure you that you will ever be able to sell shares of Class A Common Stock that you purchase in the rights offering at a price equal to or greater than the subscription price. Until certificates are delivered upon the expiration of the rights offering, you may not be able to sell the shares of our Class A Common Stock that you purchase in the rights offering. Certificates representing shares of our Class A Common Stock that you purchase will be delivered as soon as practicable after the expiration of the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

You should not consider the subscription price of our Class A Common Stock as an indication of the value of the Company or our Class A Common Stock.

Our board of directors set all of the terms and conditions of the rights offering, including the subscription price. The subscription price was based on several factors, including the book value of our Class A Common Stock, the amount of proceeds desired, our need for equity capital, the need to provide an incentive to our current shareholders to exercise rights in the rights offering, the historic and current market price of our Class A Common Stock, the historic volatility of the market price of our Class A Common Stock, our recent and anticipated operating results, general conditions in the securities and real estate markets, alternatives available to us for raising equity capital, the pricing of similar transactions and the liquidity of our Class A Common Stock. The subscription price does not necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of the value of Levitt Corporation or our Class A Common Stock.

The resale price of your shares may be less than the subscription price.

There can be no assurance that, after we issue the shares of Class A Common Stock upon exercise of rights, a subscribing holder will be able to sell shares of Class A Common Stock purchased in this offering at a price equal to or greater than the subscription price.

You will not be able to revoke your exercise of subscription rights.

Once you exercise your subscription rights, you may not revoke the exercise. Therefore, even if circumstances arise after you have subscribed in the offering that cause you to change your mind about investing in our Class A Common Stock, or if the offering is extended, you will nonetheless be legally bound to proceed.

Shareholders who do not fully exercise their rights will have their interests diluted by shareholders who do exercise their rights.

If you do not exercise all of your subscription rights, you may suffer significant dilution of your percentage ownership of the Company relative to shareholders who fully exercise their subscription rights. For example, if you own           shares of Class A Common Stock before the rights offering, or approximately 1% of our outstanding Class A Common Stock, and you exercise none of your subscription rights while all other subscription rights are exercised, then the percentage ownership represented by your shares will be reduced to approximately 0.     %.

We may terminate the rights offering and return your subscription payments without interest.

We may in our sole discretion decide not to continue with the rights offering or to terminate the rights offering at any time. This decision would be based upon various factors, including market conditions. We currently have no intention to terminate the rights offering, but we are reserving the right to do so. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction.

Additional shares issued could depress the market price of our Class A Common Stock.

As of          , 2007, there were           shares of our Class A Common Stock outstanding. If all subscription rights in this offering that are eligible to be exercised are exercised, we would have a total of          shares outstanding, assuming no other issuances or repurchases of Class A Common Stock. This would represent an increase of approximately     % in the number of outstanding shares of our Class A Common Stock. We do not know the extent to which rights holders will exercise their subscription rights in this rights offering. However, if a substantial number of rights are exercised, the sale of numerous shares of Class A Common Stock in the months soon after the completion of the rights offering could depress the market price of our Class A Common Stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in determining how the proceeds of the offering will be used. While our board of directors believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering. Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend our net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

You must act promptly and follow instructions carefully if you want to exercise your rights.

Eligible participants and, if applicable, brokers acting on their behalf, who desire to purchase Class A Common Stock in the rights offering must act promptly to ensure that all required certificates and payments are actually received by the subscription agent with respect to the rights before the expiration of the subscription period at 5:00 p.m. Eastern Standard Time, on          , 2007. The time period to exercise rights is limited. If you or your broker fail to complete and sign the required rights certificate, send an incorrect payment amount, or otherwise fail to follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights or accept it to the extent of the payment received, in which event, your current investment in the Company would be diluted. Neither we nor the subscription agent undertake to contact you concerning, or to attempt to correct, an incomplete or incorrect rights certificate or payment or to contact you concerning whether a broker holds rights on your behalf. We have the sole discretion to determine whether an exercise properly follows the applicable procedures.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Some of the forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seek” or other similar expressions. Forward-looking statements are based largely on management’s expectations and involve inherent risks and uncertainties including certain risks described in this prospectus and any documents incorporated herein by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made or incorporated by reference in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Some factors which may affect the accuracy of the forward-looking statements apply generally to the real estate industry, while other factors apply directly to us. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including: the impact of economic, competitive and other factors affecting the Company and its operations; the market for real estate in the areas where the Company has developments, including the impact of market conditions on the Company’s margins and the fair value of our real estate inventory; the accuracy of the estimated fair value of our real estate inventory and the potential for further impairment charges; the need to offer additional incentives to buyers to generate sales; the effects of increases in interest rates; cancellations of existing sales contracts and the ability to consummate sales contracts included in the Company’s backlog; the Company’s ability to realize the expected benefits of its expanded platform, technology investments, growth initiatives and strategic objectives; the Company’s ability to timely deliver homes from backlog, shorten delivery cycles and improve operational and construction efficiency; the realization of cost savings associated with reductions of workforce and the ability to limit overhead and costs commensurate with sales; the Company’s ability to maintain sufficient liquidity in the event of a prolonged downturn in the housing market and the Company’s success at managing the risks involved in the foregoing.

Many of these factors are beyond our control, and we caution that the foregoing factors are not exclusive. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled “Risk Factors” and the risk factors and other information contained in our other publicly available filings with the Securities and Exchange Commission (the “SEC”).

USE OF PROCEEDS

Assuming that all subscription rights are exercised (which cannot be assured and likely will not be the case), we estimate that we would receive net proceeds of approximately $199,725,000 in this rights offering, after deducting expenses of this rights offering. Currently, we have no specific plan for the net proceeds, but rather intend to use the net proceeds for general corporate purposes and for working capital.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006 on an actual basis and on an as adjusted basis to reflect the sale of the           shares of Class A Common Stock to be sold by us in this offering (after deducting estimated offering expenses). For the purpose of this table, we have assumed that all of the rights were exercised in the rights offering. However, there can be no assurance that the rights will be exercised. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference in this prospectus.

	As of December 31, 2006
		Offering
	Actual	Adjustments	As Adjusted
	(in thousands, except share data)

Notes and mortgage notes payable	$530,651	$—	$530,651
Junior subordinated debentures	85,052	—	85,052

Shareholders’ equity
Preferred stock, ($0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding)	—	—	—
Class A Common Stock ($0.01 par value; 50,000,000 shares authorized; 18,609,024 shares issued and outstanding; shares issued and outstanding as adjusted)(1)	186
Class B Common Stock ($0.01 par value; 10,000,000 shares authorized; 1,219,031 shares issued and outstanding)	12	—	12
Additional paid-in-capital	184,401
Retained earnings	156,219	—	156,219
Accumulated other comprehensive income	2,421	—	2,421

Total shareholders’ equity	$343,239	$199,725	$542,964

Total capitalization	$958,942	$199,725	$1,158,667

(1)	Does not include shares of Class A Common Stock issuable upon exercise of outstanding options at , 2007.

THE RIGHTS OFFERING

Before exercising any subscription rights, you should read carefully the information set forth under “Risk Factors” beginning on page 6.

The Subscription Rights

Basic Subscription Rights

We are distributing to you, at no cost,           of a non-transferable subscription right for each share of Class A Common Stock or Class B Common Stock that you owned as a holder of record of shares of our Class A Common Stock or Class B Common Stock on          , 2007. You will not receive fractional subscription rights during the rights offering, but instead we have rounded your total number of subscription rights up to the next largest whole number. Each whole subscription right entitles you to purchase one share of Class A Common Stock for $     . If you wish to exercise your subscription rights, you must do so before 5:00 p.m., Eastern Standard Time, on          , 2007. Unless we decide to extend the offering, after the expiration date, the subscription rights will expire and will no longer be exercisable.

Each whole subscription right entitles you to receive one share of Class A Common Stock upon payment of $      per share. You will receive certificates representing the shares that you purchase pursuant to your subscription rights as soon as practicable after          , 2007, whether you exercise your subscription rights immediately prior to that date or earlier.

Over-Subscription Rights

Subject to the allocation described below, each subscription right also grants the holder an over-subscription right to purchase additional shares of our Class A Common Stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your over-subscription right only if you exercise your basic subscription right in full.

If you wish to exercise your over-subscription right, you should indicate the number of additional shares that you would like to purchase in the space provided on your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription right). If the number of shares remaining after the exercise of all basic subscription rights is not sufficient to satisfy all requests for shares pursuant to over-subscription rights, you will be allocated additional shares (subject to elimination of fractional shares) in the proportion which the number of shares you purchased through the basic subscription right bears to the total number of shares that all over-subscribing shareholders purchased through the basic subscription right. However, if your pro-rata allocation exceeds the number of shares you requested on your rights certificate, then you will receive only the number of shares that you requested, and the remaining shares from your pro-rata allocation will be divided among other rights holders exercising their over-subscription rights.

As soon as practicable after the expiration date, the subscription agent will determine the number of shares of Class A Common Stock that you may purchase pursuant to the over-subscription right. You will receive certificates representing these shares as soon as practicable after the expiration date and after all allocations and adjustments have been effected. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest. In connection with the exercise of the over-subscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of Class A Common Stock requested through the over-subscription right, by each beneficial owner on whose behalf the nominee holder is acting.

Subscription Price

The subscription price under the subscription rights is $      per share. The subscription price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value. No change will be made to the subscription price by reason of changes in the trading price of our Class A Common Stock or other factors prior to the closing of this offering.

Determination of Subscription Price

Our board of directors set all of the terms and conditions of this offering, including the subscription price. Our board of directors determined that the subscription price should be designed to provide an incentive to our current shareholders to exercise their rights in this rights offering. In establishing the subscription price, our board of directors considered the book value of our Class A Common Stock and various other factors, including the amount of proceeds desired, our need for equity capital, the historic and current market price of our Class A Common Stock, the historic volatility of the market price of our Class A Common Stock, our business prospects, our recent and anticipated operating results, general conditions in the securities and real estate markets, alternatives available to us for raising equity capital, the pricing of similar transactions and the liquidity of our Class A Common Stock. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering. You should not consider the subscription price as an indication of the value of the Company or our Class A Common Stock. We cannot assure you that you will be able to sell shares purchased during this offering at a price equal to or greater than the subscription price. On          , 2007, the closing sale price of our Class A Common Stock on the New York Stock Exchange was $      per share.

Expiration Date

The rights will expire at 5:00 p.m., Eastern Standard Time, on          , 2007, unless we decide to extend the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will be null and void. We will not be required to issue shares of Class A Common Stock to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Cancellation and Amendment Right

We may cancel the rights offering in our sole discretion at any time for any reason, including a change in the market price of the Class A Common Stock. If we cancel the rights offering, any funds you paid will be refunded, without interest or deduction.

We reserve the right to amend the terms of this offering. If we make an amendment that we consider significant, we will extend the expiration date and offer all subscribers the right to revoke any subscription submitted prior to such amendment upon the terms and conditions we set forth in the amendment. The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

Non-Transferability of Subscription Rights

Except in the limited circumstances described below, only you may exercise your subscription rights, and you may not sell, give away or otherwise transfer your subscription rights.

Notwithstanding the foregoing, you may transfer your rights to any of your affiliates. As used in this offering for this purpose, an affiliate means any person (including a partnership, corporation or other legal entity such as a trust or estate), which controls, is controlled by or is under common control with you. Your rights also may be transferred by operation of law. For example, a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. If your rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by the subscription agent prior to the expiration date of this offering.

Exercise Of Subscription Rights

You may exercise your subscription rights by delivering to the subscription agent on or prior to the expiration date:

•	A properly completed and duly executed subscription certificate;

•	Any required signature guarantees or other supplemental documentation; and

•	Payment in full of $ per share of Class A Common Stock to be purchased pursuant to the basic subscription rights and the over-subscription right.

You should deliver your subscription certificate and payment to the subscription agent at the address set forth in this section under the heading “Subscription Agent.” We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

You bear all risk for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificate and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery and clearance of cash payment prior to the expiration time.

We reserve the right to reject any exercise of subscription rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.

Method of Payment

Payment for the shares must be made by check or bank draft (cashier’s check) drawn upon a U.S. bank or a money order payable to “          ” or by wire transfer of immediately available funds to the account maintained by the subscription agent at          . Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the subscription price by the wire transfer. Payment will be deemed to have been received by the subscription agent only upon:

•	receipt and clearance of any uncertified check;

•	receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank, any money order or any funds transferred by wire transfers; or

•	receipt of good funds in the subscription agent’s account designated above.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that date. We also urge you to consider payment by means of a certified or cashier’s check or money order.

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent before the expiration of the subscription period, you may exercise your rights by the following guaranteed delivery procedures:

•	provide your payment in full of the subscription price for each share of Class A Common Stock being subscribed for pursuant to the basic subscription rights and the over-subscription right to the subscription agent before the expiration time;

•	deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and

•	deliver the properly completed rights certificate evidencing the rights being exercised, and, if applicable for a nominee holder, the related nominee holder certification, with any required signatures medallion guaranteed, to the subscription agent, within three business days following the expiration time.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions for Use of Levitt Corporation Subscription Rights” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature medallion guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•	your name;

•	the number of rights represented by your rights certificate, the number of shares of Class A Common Stock you are subscribing for pursuant to your subscription rights; and

•	your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the expiration time.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth in this section under the heading “Subscription Agent.”

Eligible institutions may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (     )          . To confirm facsimile deliveries, you may call (     )          .

The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Shareholders may call the information agent at (     )          , and banks and brokers may call the information agent at (     )          .

Signature Guarantees

Signatures on the subscription certificate do not need to be guaranteed if either the subscription certificate provides that the shares of Class A Common Stock to be purchased are to be delivered directly to the record owner of such subscription rights, or the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. Signatures on all other subscription certificates must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

Rights of Subscribers

Your exercise of rights in this rights offering will give you no additional rights as a shareholder until the shares you have purchased in the rights offering are deemed issued to you.

No Revocation of Exercised Rights

Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights, even if the subscription period has not yet ended, we extend the subscription period, you later learn information about us that you consider to be unfavorable or the market price of our Class A Common Stock is below the $      per share purchase price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our Class A Common Stock at a price of $      per share.

Issuance of Class A Common Stock

Unless we earlier terminate the rights offering, the subscription agent will issue the shares of our Class A Common Stock purchased in the rights offering as soon as practicable following the expiration date of the rights offering to those rights holders who have timely and properly completed, signed and delivered a rights certificate together with payment of the subscription price for each share of Class A Common Stock subscribed for. Each subscribing holder’s new shares will be issued in the same form, certificated or book-entry, as the rights exercised by that holder.

Your payment of the aggregate subscription price for our Class A Common Stock will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your shares of Class A Common Stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a shareholder of the Company with respect to the subscribed for shares of our Class A Common Stock until the certificates representing such shares are issued to you or the shares are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the shares in the applicable book-entry account, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable. We will not issue any fractional shares of Class A Common Stock.

Shares Held for Others

If you are a broker, a trustee or a depository for securities, or you otherwise hold shares of Class A Common Stock for the account of others as a nominee holder, you should promptly notify the beneficial owner of such shares as soon as possible to obtain instructions with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificate and the related nominee holder certification and submit them to the subscription agent with the proper payment.

If you are a beneficial owner of Class A Common Stock held by a nominee holder, such as a broker, trustee or a depository for securities, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to purchase shares through this rights offering, you should contact the holder and ask him or her to effect transactions in accordance with your instructions on a form provided by your nominee holder with the other rights offering materials.

Ambiguities in Exercise of Subscription Rights

If you do not specify the number of shares of Class A Common Stock being subscribed for on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of Class A Common Stock that could be subscribed for with the payment that the subscription agent receives from you. If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of shares for which you have indicated an intention to subscribe, then you will be deemed to have exercised the over-subscription rights to the full extent of the excess payment tendered, to purchase, to the extent available, that number of whole shares of Class A Common Stock equal to the quotient obtained by dividing the excess payment tendered by the subscription price. Any remaining amount shall be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date and after all prorations and adjustments contemplated by the terms of the rights offering have been effected.

Regulatory Limitation

We will not be required to issue to you shares of Class A Common Stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

Our Determinations will be Binding

All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in any exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived by us or cured within such time as we determine in our sole discretion. Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with the submission of a rights certificate or incur any liability for failure to give you that notice.

Shares of Class A Common Stock Outstanding After the Rights Offering

As of          , 2007, we had outstanding           shares of Class A Common Stock. Assuming we issue all of the shares of Class A Common Stock offered in the rights offering, approximately           shares of Class A Common Stock will be outstanding. This would represent an increase of approximately     % in the number of outstanding shares of our Class A Common Stock. If you do not fully exercise your subscription rights but others do, the percentage of our Class A Common Stock that you hold will decrease.

Fees And Expenses

We will pay all fees charged by the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. None of the Company, the subscription agent nor the information agent will pay these expenses.

Subscription Agent

We have appointed           as subscription agent for the rights offering.

The subscription agent’s address is          .

The subscription agent’s telephone number is (     )          , and its facsimile number is (     )          . You should deliver your rights certificate, payment of the subscription price and notice of guaranteed delivery (if any) to the subscription agent. We will pay the fees and certain expenses of the subscription agent, which we estimate will total approximately $10,000. Under certain circumstances, we may indemnify the subscription agent from certain liabilities that may arise in connection with the rights offering.

Information Agent

We have appointed           as information agent for the rights offering. The information agent will be responsible for delivery of rights offering materials to certain nominee holders. The information agent will also operate a toll free telephone number to answer questions from shareholders relating to the rights offering. The information agent may be contacted by telephone at (     )          .

We will pay the fees and certain expenses of the information agent, which we estimate will total approximately $10,000. Under certain circumstances, we may indemnify the information agent from certain liabilities that may arise in connection with the rights offering.

No Recommendations

Neither we nor our board of directors are making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.

Important

PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE RIGHTS CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND RIGHTS CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR RIGHTS CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR RIGHTS CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND

THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST SEVEN BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER’S CHECK OR MONEY ORDER.

If You Have Questions

If you have questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus, the Instructions, or the Notice of Guaranteed Delivery, you should contact:
Information Agent

or

Corporate Communications
Levitt Corporation
2200 West Cypress Creek Road
Fort Lauderdale, Florida 33309

PLAN OF DISTRIBUTION

On or about          , 2007, we will distribute at no cost the subscription rights and copies of this prospectus to all holders of record of our Class A Common Stock and Class B Common Stock on          , 2007. If you wish to exercise your basic subscription rights and the over-subscription rights and purchase shares of Class A Common Stock, you should complete the rights certificate and return it, with payment for the shares, to the subscription agent at the address on page 24. See “The Rights Offering — Exercise of Subscription Rights.” If you have any questions, you should contact the information agent,          , at the telephone numbers and address on page 24.

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the material federal income tax consequences to you as a U.S. shareholder of the Company and to us as a result of the receipt, lapse, or exercise of the subscription rights distributed to you pursuant to the rights offering. This discussion does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. Moreover, this discussion does not address every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. For example, this discussion does not address certain types of investors, such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities, persons who hold their shares of our common stock as part of a hedging, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar and persons who are not treated as a U.S. shareholder.

For purposes of this disclosure, a U.S. shareholder is a holder of our common stock that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or other entity created in, or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust that either:

•	the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or

•	was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.

This summary is based on the Internal Revenue Code of 1986, as amended (which we will refer to as the “Code”), the Treasury regulations promulgated thereunder, judicial authority and current administrative rules and practice, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, so as to result in U.S. federal income tax consequences different from those discussed below. The discussion that follows neither binds nor precludes the Internal Revenue Service from adopting a position contrary to that expressed in this prospectus, and we cannot assure you that such a contrary position could not be asserted successfully by the Internal Revenue Service or adopted by a court if the positions were litigated. We have not obtained a ruling from the Internal Revenue Service or a written opinion from tax counsel with respect to the federal income tax consequences discussed below. This discussion assumes that your shares of common stock and the subscription rights and shares issued to you during the rights offering constitute capital assets within the meaning of Code Section 1221.

Receipt and exercise of the subscription rights distributed pursuant to the rights offering is intended to be nontaxable to shareholders, and the following summary assumes you will qualify for such nontaxable treatment. If, however, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits; any excess would be treated first as a return of your basis (investment) in your stock and then as a capital gain. Expiration of the subscription rights would result in a capital loss.

Taxation of Shareholders

Receipt of a subscription right.  You will not recognize any gain or other income upon receipt of a subscription right in respect of your common stock. Your tax basis in each subscription right will effectively depend on whether you exercise the subscription right or allow the subscription right to expire. Except as provided in the following sentence, the basis of the subscription rights you receive as a distribution with respect to your shares of our common stock will be zero. If, however, either (i) the fair market value of the subscription rights on the date of issuance is 15% or more of the fair market value (on the date of issuance of the rights) of the common stock with respect to which they are received or (ii) you properly elect, in your federal income tax return for the taxable year in which the subscription rights are received, to allocate part of your basis in your common stock to the subscription rights, then upon exercise of the rights, your basis in your common stock will be allocated between the common stock and the rights in proportion to the fair market value of each on the date the rights are issued. In addition, your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.

Expiration of subscription rights.  You will not recognize any loss upon the expiration of a subscription right.

Exercise of subscription rights.  You generally will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of Class A Common Stock that you purchase through the rights offering will be equal to the sum of your tax basis (if any) in the subscription right exercised and the price paid for the share. The holding period of the shares of Class A Common Stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

Taxation of the Company

We will not recognize any gain, other income or loss upon the issuance of the subscription rights, the lapse of the subscription rights, or the receipt of payment for shares of Class A Common Stock upon exercise of the subscription rights.

THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE RIGHTS OFFERING IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered by this prospectus will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., of Miami, Florida.

EXPERTS

The audited financial statements of Levitt Corporation, except as they relate to Bluegreen Corporation, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 of Levitt Corporation have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so incorporated in reliance on the report of such independent registered certified public accounting firm given on the authority of such firm as experts in auditing and accounting.

The audited financial statements, included as an Exhibit in the Annual Report on Form 10-K for the year ended December 31, 2006 of Levitt Corporation, and management’s assessment of the effectiveness of internal control over financial reporting (not separately presented herein) of Bluegreen Corporation have been audited by Ernst & Young LLP, an independent registered public accounting firm. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting, to the extent they have been included as an Exhibit to the financial statements of Levitt Corporation, have been incorporated by reference in this prospectus in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s internet site at http://www.sec.gov. Our Class A Common Stock is listed on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered by this prospectus, you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007;

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on April 27, 2007;

•	our Current Report on Form 8-K filed with the SEC on January 31, 2007 (Item 1.01 and Exhibit 2.1 only);

•	our Current Report on Form 8-K filed with the SEC on March 27, 2007;

•	the description of our Class A Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on December 12, 2003; and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until this offering is terminated.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to:

Corporate Communications
Levitt Corporation
2200 West Cypress Creek Road
Fort Lauderdale, Florida 33309
CorpComm@levittcorporation.com

           Shares

Levitt Corporation

Class A Common Stock

Prospectus (Subject to Completion)

          , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses Of Issuance And Distribution

The following table sets forth the expenses to be borne by Levitt Corporation (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$6,140
Legal Fees and Expenses	100,000
Accounting Fees and Expenses	30,000
Subscription Agent’s Fees and Expenses	10,000
Information Agent’s Fees and Expenses	10,000
Printing and Mailing Expenses	75,000
Miscellaneous Expenses	43,860

TOTAL FEES AND EXPENSES	$275,000

ITEM 15. Indemnification Of Directors And Officers

Section 607.0850 of the Florida Business Corporation Act and the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Registrant provide for indemnification of each of the Registrant’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of the Registrant or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of its directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director, officer, employee or agent of the Registrant, which acts may also include liabilities under the Securities Act.

ITEM 16. Exhibits

The following exhibits either are filed herewith or will be filed by amendment, as indicated below:

Exhibits	Description

4.1	Form of Subscription Rights Certificate.*
5.1	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.*
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1).*
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney (included with signature pages to this Registration Statement)
99.1	Form of Instructions for use of Levitt Corporation Subscription Rights.*
99.2	Form of Notice of Guaranteed Delivery.*
99.3	Form of Letter to Shareholders who are Record Holders.*
99.4	Form of Letter to Shareholders who are Beneficial Holders.*
99.5	Form of Letter to Clients of Shareholders who are Beneficial Holders.*
99.6	Form of Beneficial Owner Election Form.*
99.7	Form of Nominee Holder Certification.*

*	To be filed by amendment.

ITEM 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 % change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Lauderdale, State of Florida, on the 4th day of May, 2007.

LEVITT CORPORATION

By:	/s/ Alan B. Levan
Alan B. Levan
Chairman of the Board of Directors and
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Levan and George Scanlon, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, including any additional registration statement relating to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Alan B. Levan Alan B. Levan	Chairman of the Board and Chief Executive Officer	May 4, 2007

/s/ John E. Abdo John E. Abdo	Vice-Chairman of the Board	May 4, 2007

/s/ George P. Scanlon George P. Scanlon	Executive Vice President and Chief Financial Officer	May 4, 2007

/s/ Jeanne T. Prayther Jeanne T. Prayther	Chief Accounting Officer	May 4, 2007

/s/ James Blosser James Blosser	Director	May 4, 2007

/s/ Darwin C. Dornbush Darwin C. Dornbush	Director	May 4, 2007

SIGNATURE	TITLE	DATE

/s/ S. Lawrence Kahn, III S. Lawrence Kahn, III	Director	May 4, 2007

/s/ Alan Levy Alan Levy	Director	May 4, 2007

/s/ Joel Levy Joel Levy	Director	May 4, 2007

/s/ William R. Nicholson William R. Nicholson	Director	May 4, 2007

/s/ William R. Scherer William R. Scherer	Director	May 4, 2007

INDEX TO EXHIBITS

Exhibits	Description

4.1	Form of Subscription Rights Certificate.*
5.1	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.*
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1).*
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney (included with signature pages to this Registration Statement)
99.1	Form of Instructions for use of Levitt Corporation Subscription Rights.*
99.2	Form of Notice of Guaranteed Delivery.*
99.3	Form of Letter to Shareholders who are Record Holders.*
99.4	Form of Letter to Shareholders who are Beneficial Holders.*
99.5	Form of Letter to Clients of Shareholders who are Beneficial Holders.*
99.6	Form of Beneficial Owner Election Form.*
99.7	Form of Nominee Holder Certification.*